August 8, 2022

Mr. John Stickel

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartesian Growth Corporation

Amendment No. 3 to Registration Statement on Form S-4

Filed July 25, 2022

File No. 333-262644

Dear Mr. Stickel:

On behalf of our client, Cartesian Growth Corporation, a Cayman Islands exempted company (the “Company” or “Cartesian”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated August 3, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 of the Company (File No. 333-262644) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 4, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Form S-4/A filed on July 25, 2022

Summary of the Proxy Statement/Prospectus

Ownership Structure, page 51

1.	Refer to your response to comment 4. Please address the following on pages 51 and 195:

•	Present the diagram of the Company’s organizational structure immediately following the Completion of the Business Combination on a separate page and increase the font size to improve the readability.

•

Enhance the diagram to reflect Alvarium Tiedemann Holdings, Inc. will hold Umbrella Class A Common Units, representing 62% economic interest only and TWMH and TIG Entities Equityholders will hold Umbrella Class B Common Units, representing 38% economic interest only, in Alvarium Tiedemann Capital, L LC.

Cartesian Growth Corporation

August 8, 2022

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response. Please see pages 70, 88, 89 and 156 of the Amended Registration Statement.

Risk Factors

The mutual termination of BofA Securities’ engagements, page 88

2.

Refer to your responses to comments 2 and 8 of our letter dated June 6, 2022. Please revise the statement in the caption and the second paragraph on page 89 that the termination of the engagements “may indicate that [the financial advisor] is unwilling to be associated with the disclosure” given that the resignation notice disclaims responsibility for any part of the registration statement and the financial advisor has declined to review or say that it agrees or disagrees with the disclosure. Please similarly revise the sixth bullet point on page 70 and the cross-reference on page 156.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response. Please see pages 51, 196 and 243 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 240

3.

Refer to your response to comment 12. We note that prior to the Business Combination, the Class D-1 equity interest was entitled to a 49.37% distribution of the results of TIG Arbitrage Fund and that after the Business Combination in accordance with the terms of a provisional agreement, the Class D-1 equity interest holder will be entitled to the same economic benefits but as an employee of the TIG Entities. Consistent with the basis of your Pro Forma condensed combined balance sheet and Pro Forma condensed combined statements of operations which give pro forma effect to the Business Combination as if it had occurred on March 31, 2022 and January 1, 2021, respectively, please adjust your Pro Forma Condensed Combined Financial Information to reflect the TIG Arbitrage Class D- 1 equity interest to a 49.3% distribution of the TIG Arbitrage Fund. Refer to Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Pro Forma Condensed Combined Financial Information to reflect the distribution related to the current TIG Arbitrage Class D-1 equity interest as a 49.3% distribution of the TIG Arbitrage Fund. See pages 247 to 250 of the Amended Registration Statement and accompanying notes.

Cartesian Growth Corporation

August 8, 2022

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2022, page 246

4.

Please disclose the underlying calculation of $3,032 million adjustment (e) on page 275 and how it represents the pro forma 38% economic interest and 51% economic interest the non-controlling shareholders will hold in Class B common units in Umbrella under the No Redemptions and Maximum Redemptions scenarios, respectively.

Response: The Company acknowledges the Staff’s comment and has revised footnote (e) (now footnote (f)) to the Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2022 on page 265 to disclose the underlying calculation and how it represents the pro forma economic interest that the non-controlling shareholders will hold in Class B common units in Umbrella under the No Redemptions and Maximum Redemptions scenarios.

Sources and Uses of Funds for the Business Combination, page 253

5.

We acknowledge your response to comment 9. Please clarify, if true, that the Alvarium, TIG Entities and TWMH Closing Cash Adjustment represents the cash surplus distribution made to these shareholder immediately prior to Closing consistent with adjustment (j) on page 274 of $16.4 million.

Response: The Company acknowledges the Staff’s comment and notes that the cash surplus distribution is a function of the overall Closing Cash Adjustments. The Company has removed the pro forma adjustment (j) from Cash and cash equivalents and Additional paid-in-capital to the Unaudited Pro Forma Condensed Combined Balance Sheets as it is already included within the Companies’ Equity Value. See pages 247 to 248 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at (305) 579-0739.

Cartesian Growth Corporation

August 8, 2022

Very truly yours, GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc: Peter Yu, Chief Executive Officer